Exhibit 99.1

Mindray Medical to Acquire the Remaining Stake in Wuhan Dragonbio

SHENZHEN, China, July 7, 2015 -- Mindray Medical International Limited (“Mindray”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today a definitive agreement to acquire the remaining stake in Wuhan Dragonbio Surgical Implant Co., Ltd. ("Dragonbio") for approximately US$72.6 million.

Dragonbio is a domestic medical orthopedic-product provider that specializes in trauma, spine, joint and other surgical products. Prior to today’s announcement, Mindray already has a controlling stake of Dragonbio, which was acquired in 2012. The transaction will be funded through Mindray's existing cash reserves and is expected to close in July. Mindray expects the deal to have non-material impact on its 2015 financial results.

"Since we acquired a majority stake of Dragonbio in 2012, the integration has been well on track," said Mr. Minghe Cheng, Mindray's Co-Chief Executive Officer and Chief Strategic Officer. "We are optimistic about the prospects of the orthopedic consumable market in China and have therefore decided to make Dragonbio our wholly owned subsidiary. The transaction is expected to help us manage and expand the business more efficiently and effectively through our strong capital position, large-scale operational experience and worldwide presence."

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, the anticipated transaction and timing, our expectation about the non-material impact of the deal on our 2015 financial results, statements that we are optimistic about the prospects of the orthopedic consumable market in China, that the transaction is expected to help us manage and expand the business more efficiently and effectively through our strong capital position, large-scale operational experience and worldwide presence and other statements about Mindray’s belief and expectations are "forward-looking" statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Mindray may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Readers are cautioned that these forward-looking statements are only predictions. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors including without limitation, competitive, pricing and other conditions in China and our international markets and our ability to effectively address or respond those conditions; our ability effectively attract and retain our key employees; the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; and general economic and business conditions in the countries in which we operate, could cause actual results to differ materially from those contained in any forward-looking statement. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 6 of our annual report on Form 20-F which was filed on April 16, 2015. Potential risks and uncertainties include, but are not limited to, the transaction may not close when expected or at all, the transaction may have more or less impact on the company’s 2015 financial results than expected, the anticipated transaction benefits may not be realized and such other risks outlined in Mindray's filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, Mindray does not necessarily undertake any obligation to update any forward-looking statements, except as required under applicable law. Such forward-looking statements speak only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com